

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

August 17, 2009

Mr. David Alley
Chief Executive Officer and Chief Financial Officer
Health Anti-Aging Lifestyle Options, Inc.
4233 E. Magnolia Avenue
Phoenix, AZ 85034

> RE: **Forms 10-K and 10-K/A for the year ended December 31, 2008**
> **Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009**
> **File No. 0-50068**

Dear Mr. Alley:

We have reviewed your response letter dated August 12, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2008

Item 9A – Controls and Procedures

Evaluation of Disclosure Controls and Procedures

1. We have reviewed your response to prior comment 1 from our letter dated July 31, 2009. It appears that you continue to believe that your disclosure controls and procedures were effective for the year ended December 31, 2008 despite disclosure of numerous material weaknesses. As we previously noted, Rule 13a-15(e) defines disclosure controls and procedures as those controls and procedures that are designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within specified time periods and are

designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Despite the additional information you provided in your response letter, it remains unclear how you arrived at the conclusion that your disclosure controls and procedures are effective based on the definition in Rule 13a-15(e). Please revise your disclosures to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year along with an explanation as to why you concluded your disclosure controls and procedures are ineffective, if you determine as such, in an amended Form 10-K. Otherwise, please revise your disclosure to provide a comprehensive discussion of the factors you considered and highlight any other factors that support your conclusion, despite the existence of numerous material weaknesses.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding our comments.

Sincerely,

Rufus Decker
Accounting Branch Chief